                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING
                        COMMISSION FILE NUMBER 000-23855
                               CUSIP # 902948-10-8

                                  (CHECK ONE):

      [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ]Form 10-Q [ ] Form N-SAR
            For Period Ended: year ended December 31, 2002
            [ ]Transition Report on Form 10-K
            [ ]Transition Report on Form 20-F
            [ ]Transition Report on Form 11-F
            [ ]Transition Report on Form 10-Q
            [ ]Transition Report on Form N-SAR
            For the Transition Period Ended:
------------------------------------------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable.

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PART I - REGISTRANT INFORMATION
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         Full Name of Registrant:  U.S. Plastic Lumber Corp.
         Former Name if Applicable:
         Address of Principal Executive Office:  2300 Glades Road, Suite 440W
                                                 Boca Raton, Florida  33431


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PART II - RULES 12B-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form
could not be eliminated without unreasonable effort or expense;   [X]Yes   [ ]No

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due
date; and                [X]Yes          [ ]No

         (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.                [ ]Yes          [X]No

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

We previously reported on a current report on Form 8-K that on April 24, 2002 we terminated our engagement with the principal accountants who reported on our financial statements for the years ended December 31, 2001 and 2000, and engaged new principal accountants for the fiscal year ending December 31, 2002. In addition, we previously reported on a current report on Form 8-K that the sale of our environmental recycling and remediation business segment ("Clean Earth") took place on September 9, 2002.

As a result of that transaction, we restated our year ended December 31, 2001 and 2000 consolidated financial statements to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, to reflect the operations of Clean Earth as discontinued operations, in conformity with generally accepted accounting principles.

On March 27, 2003, our previous auditors informed us that presently they will not report on the restated financial statements for the years ended December 31, 2001 and 2000.

We will endeavor to file our Form 10-K on or before the fifteenth day following the prescribed filing date. However, there can be no assurance that the deadline can be met.


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PART IV - OTHER INFORMATION
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         (1)  Name and telephone number of person to contact in regard to this notification:

         Michael D. Schmidt                      561-394-3511
         ----------------------------------------------------
         (Name)                                  (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to filed such report(s) been filed? If the answer is no, identify report(s).

                                                          [X]Yes           [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                          [X]Yes           [ ]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See the attached unaudited consolidated statements of operations.




                                     U.S. PLASTIC LUMBER CORP.
                                     -------------------------
                                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2003                          By Michael D. Schmidt
                                                 -------------------------------
                                                 Name:  Michael D. Schmidt
                                                 Title:  Chief Financial Officer

PART IV Schedule 3

                   U.S. PLASTIC LUMBER CORP. AND SUBSIDIARIES
                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001
           (DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                        ------------------------------
                                                                             2002             2001
                                                                        ------------      ------------
Revenues, net:                                                          $     48,984      $     57,830

Cost of goods sold                                                            44,343            52,696
                                                                        ------------      ------------

Gross Profit                                                                   4,641             5,134

Selling, General and Administrative expenses                                  13,346            19,109
                                                                        ------------      ------------

Operating loss excluding
    restructuring and asset impairment charges                                (8,705)          (13,975)

Restructuring and asset impairment charges                                       453            11,493
                                                                        ------------      ------------

Operating Loss                                                                (9,158)          (25,468)

Other income (expense)                                                           261              (120)
Interest expense                                                              11,563            12,483
(Benefit) provision for income taxes                                          (4,093)              435
                                                                        ------------      ------------

             Loss from continuing operations                                 (16,367)          (38,506)

Discontinued operations:
   Income (Loss) from operations of discontinued
      environmental recycling segment                                          3,757            (9,380)
   Provision for income taxes                                                    803               277
   Loss on disposal of discontinued environmental recycling segment
net of taxes                                                                  (2,431)               --
                                                                        ------------      ------------

             Income (loss) from discontinued operations                          523            (9,657)

Net loss                                                                     (15,844)          (48,163)

Preferred dividends                                                             (177)           (1,377)
                                                                        ------------      ------------

Net loss attributable to common stockholders                            $    (16,021)     $    (49,540)
                                                                        ============      ============

Net Loss per common share - Basic and diluted:
             Loss from continuing operations                            $      (0.33)     $      (1.08)
             (Loss) income from discontinued operations                         0.01             (0.26)
                                                                        ------------      ------------
             Net loss per common share                                  $      (0.32)     $      (1.34)
                                                                        ============      ============

Weighted average common shares outstanding - basic and diluted            49,687,681        36,973,930
                                                                        ============      ============

                   U.S. PLASTIC LUMBER CORP. AND SUBSIDIARIES
                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                  THREE MONTHS ENDED DECEMBER 31, 2002 AND 2001
            (DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                       -----------------------------------------
                                                                              2002               2001
                                                                       ------------------- ------------------
Revenues, net:                                                           $      9,210      $     10,297

Cost of goods sold                                                             10,232             9,974
                                                                         ------------      ------------

Gross Profit                                                                   (1,022)              323

Selling, General and Administrative expenses                                    3,689             6,772
                                                                         ------------      ------------

Operating loss excluding
    restructuring and asset impairment charges                                 (4,711)           (6,449)

Restructuring and asset impairment charges
                                                                                   --              (154)
                                                                         ------------      ------------

Operating Loss                                                                 (4,711)           (6,295)

Other income (expense)                                                             38              (100)

Interest expense                                                                  903             4,235

(Benefit) provision for income taxes                                           (4,093)              435
                                                                         ------------      ------------

             Loss from continuing operations                                   (1,483)          (11,065)

Discontinued operations:
   Loss from operations of discontinued
      environmental recycling segment                                             (66)          (15,492)
   Loss on disposal of discontinued environmental recycling segment,
      net of taxes                                                             (4,068)
   Provision for income taxes
                                                                                  803               277
                                                                         ------------      ------------

             Loss from discontinued operations                                 (4,937)          (15,769)

Net loss                                                                       (6,420)          (26,834)

Preferred dividends                                                              (233)
                                                                         ------------      ------------

Net loss attributable to common stockholders                             $     (6,420)     $    (27,067)
                                                                         ============      ============

Net Loss per common share - Basic and diluted:
             Loss from continuing operations                             $      (0.02)     $      (0.29)
             Loss from discontinued operations                                  (0.08)            (0.40)
                                                                         ------------      ------------
             Net loss per common share                                   $      (0.10)     $      (0.69)
                                                                         ============      ============

Weighted average common shares outstanding - basic and diluted             64,427,253        39,284,308
                                                                         ============      ============